Exhibit 99.2

Quarterly Commentary

Quarter Ended June 30, 2015

July 30, 2015

Second Quarter Performance Summary

The results of Intelsat S.A. (“Intelsat” or the “company”) in the quarter reflect continued progress on our financial and operating priorities. Activity in our three customer sets is tracking to our expectations, and our planned 2015 and 2016 launches remain on schedule. We are successfully incorporating sector innovation into our business, providing differentiation and the ability to serve new and faster growing applications and vertical markets.

Our second quarter performance was in line with our expectations, with revenue of $598 million, a 3 percent decline as compared to the second quarter of 2014. Net income attributable to Intelsat S.A. was $60 million, or $0.47 per diluted common share, in the second quarter. Adjusted net income per diluted common share[1] was $0.70 for the same period.

Adjusted EBITDA[1] for the period was $473 million, or 79 percent of revenue, as compared to $490 million, or 80 percent of revenue, in the second quarter of 2014. Our performance on this metric reflects reduced revenue and increased expenses primarily related to bad debt, which was a credit in the like quarter of 2014. Free cash flow used in operations[1] of $135 million reflects cash interest payments, given the timing of our debt service, and higher capital expenditures, based upon the milestones achieved in the period.

Total Revenue and Adjusted EBITDA 2Q14 / 2Q15

Progress in growing applications such as mobility was more than offset by the trends affecting our business that were originally detailed in our February 2015 Quarterly Commentary, such as limited inventory suited for growth opportunities, non-renewals of certain services reaching the end of their lifecycles, the competitive environment and geo-economic conditions. We have not experienced any meaningful changes to these trends since that time.

Contracted backlog at June 30, 2015 was $9.5 billion, compared to $9.7 billion at March 31, 2015. At 3.9 times trailing twelve months revenue, our backlog continues to provide our business with predictability and visibility into future cash flow.

2015 Operational Priorities

In 2015, we are focused on executing on our five operational priorities outlined below. As we execute on these priorities, we will be building the inventory and service capabilities that will allow us to position for long-term growth in our existing sectors, and in emerging opportunities that we believe represent larger and more sustainable addressable markets for our services.

Second quarter 2015 progress on our priorities is noted below:

•	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG® fleet, and other satellites in our plan, to ensure availability of new inventory to drive revenue growth;

•	There have been no changes to our launch schedule and manufacturing milestones remain on track. The timing of our 2015 and 2016 launches remains in keeping with our reported plans (see table below for our complete launch plan), despite recent disruptions in the launch services sector. Other than accelerating the expected in-service date of our Intelsat 34 satellite to fourth quarter 2015, there have been no changes to our in-service dates.

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and simple access for Intelsat EpicNG, for applications including broadband infrastructure, mobility, government, media and enterprise solutions;

•	In June, we announced an alliance with OneWeb, the low earth orbit (“LEO”) satellite venture whose mission is to provide affordable internet access for everyone. In addition to Intelsat, OneWeb has attracted investment from Airbus Group, Bharti Enterprises, Hughes Network Systems, Qualcomm Incorporated, The Coca-Cola Company, Totalplay, a Grupo Salinas Company, and Virgin Group.

OneWeb’s decision to deploy in Ku-band, which comprises a significant portion of Intelsat’s in-orbit resources, creates a natural alliance where there is opportunity to create value through the combined scale and interoperability of the two networks. OneWeb will enable Intelsat to deliver broadband service offerings to the polar cap regions.

Under the agreement, Intelsat has invested $25 million, reflecting our commitment to leverage innovation across the broader telecom sector and enhance our services with respect to performance, economics and simple access for customers. Intelsat’s service commitment is in exchange for exclusivity granted to Intelsat for distributing OneWeb’s services within the aeronautical and maritime mobility verticals, major U.S. government sectors and oil and gas and cellular backhaul customer accounts. The agreement also includes granting to Intelsat certain exclusive distribution rights for connected car. As the OneWeb fixed satellite services partner, we will leverage the complementary services to differentiate our position in core applications, as well as access larger, faster growth opportunities and markets.

•	Develop application-specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	In May, we introduced IntelsatOne® Flex, a customizable, managed mobility infrastructure service that allows Intelsat’s distribution partners to easily and cost effectively launch services across the maritime, aeronautical and government verticals, as a complement to Intelsat’s existing broadband services to the sector. IntelsatOne Flex is an enterprise grade, wholesale Mbps service with tiered Committed Information Rate (“CIR”) plans that allow our distribution partners to offer unique and tailored services. Among other benefits, IntelsatOne Flex service will enable distribution partners to streamline the management of capacity for geographic expansion and surge requirements as well as provide flexibility across multiple satellite beams, resulting in a more predictable cost structure that is directly matched to revenue generating activities.

•	Maintain our leadership in government services, focusing on government projects that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted commercial providers;

•	On June 1, 2015, our subsidiary, Intelsat General Corporation (“Intelsat General”), embedded a staff member in a recently created Commercial Integration Cell at the United States Strategic Command’s Joint Space Operations Center. The CIC will help coordinate workflow between the Department of Defense satellite operations and commercial satellite operators, and develop a process for the two-way exchange of critical information. Six companies, including Intelsat General, comprise the prototype commercial cell.

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline.

•	Intelsat enters its final preparation for the upcoming World Radiocommunication Conference (“WRC-15”). The C-band spectrum that is at the center of debate for reassignment to terrestrial mobile services corresponds to the satellite downlink frequencies, and primarily affects the lower end of the Extended C-band frequency range (3400-3700 MHz). While any adverse decisions from WRC-15 could disrupt valuable media services to millions of citizens, something that we are fervently fighting to avoid, Intelsat does not have a materially negative financial exposure should Extended C-band range spectrum be reassigned. We will continue to advocate for the use of this valuable spectrum for the benefit of television audiences and service providers around the world, and monitor closely the results from the WRC-15 and how they will affect spectrum rights in the C-band downlink.

2Q 2015 Business Highlights and Customer Set Performance

All 2015 comparisons are to the same period in 2014 unless specifically noted otherwise.

Network Services

Network services generated revenue of $271 million in the second quarter of 2015, a $17 million, or 6 percent, decrease from the year-ago quarter. Revenues from point-to-point services such as channel and certain other transponder services declined due to non-renewal of services as these services reach end of lifecycle, a trend which we expect to further accelerate in the third and fourth quarters of 2015 and which will continue into 2016. Additionally, the effects of the competitive environment and reduced consumer broadband services in North America also contributed to the revenue decline.

Second Quarter Highlights and Business Trends:

•	Intelig Telecomunicacoes Ltda. (“TIM Brasil”), a key Brazilian fixed and mobile operator, signed a multi-year, multi-transponder renewal contract with Intelsat. Intelsat’s services are used by TIM Brasil for their cellular backhaul operations, trunking backup and corporate services in Brazil by leveraging solutions from four of Intelsat’s satellites.

•	Axesat, the largest provider of satellite-based corporate networks in Colombia, selected Intelsat EpicNG to support growth and expansion plans for private enterprise broadband networks and cellular backhaul applications it provides throughout Latin America. Under the agreement, Axesat will consolidate services spread across multiple satellites and operators, including Intelsat 805 and Intelsat 14, onto Intelsat 907 at 332.5°E and Intelsat 29e at 310°E.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. The launches of Intelsat 34, Intelsat 29e, Intelsat 32e and Intelsat 33e, expected to enter service between late 2015 and early 2017, are designed to provide necessary growth capacity for these applications.

Media

Our media business applications generated revenue of $222 million in the second quarter of 2015, a $5 million, or 2 percent, increase from the year-ago quarter. Revenue increases from the entry into service of Intelsat 30 were offset by continued softness in occasional use (“OU”) contribution services. They were also offset by the migration of some of our customers to new compression standards, resulting in reduced volume, and the impact of repricing due to currency fluctuations, primarily in Russia and Brazil.

Second Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Asia, Europe and Latin America.

Media Quarterly Revenue

•	MTV Networks, a unit of Viacom International Media Network, signed a new, multi-year contract for a fully managed satellite program of distribution services across the Asia-Pacific Region. The full breadth of Intelsat’s satellite solutions will be made available to MTV Asia, including our IntelsatOne® terrestrial network and Intelsat 19, Intelsat’s premier Pacific Rim media distribution neighborhood located at 166ºE. MTV Asia will distribute many of its linear programed channels for the Asia Pacific region on the Intelsat platform, and Intelsat will ensure the content distribution is fully monitored, managed and reliably transported by Intelsat across the continent.

•	The Walt Disney Company affiliates ABC and ESPN renewed a new multi-year commitment for full-time broadcast and OU services on Intelsat’s Galaxy satellites, the leading North American distribution platform. The agreement reflects the networks’ planned transition to MPEG4, and will take effect in the third quarter of 2015, and is reflected in our 2015 expectations for our media business.

•	Intelsat signed a long-term agreement with a leading Bulgarian telecommunications service provider to renew and increase capacity on the recently announced Intelsat 38 satellite. By leveraging Intelsat’s new satellite, the company will be able to grow its direct-to-home (“DTH”) business in Bulgaria, increase the number of high definition channels and provide regional content to viewers throughout Europe.

Given the high fill rates on our most popular video neighborhood satellites, the next growth catalyst for our media business is the launch of Intelsat 31. This satellite, which is expected to launch in the first quarter of 2016 and enter service in the second quarter of 2016, has a customized Ku-band payload in support of DIRECTV® Latin America. In the second half of 2016, we also expect to launch Intelsat 36, which supports growth for our South Africa DTH neighborhood at 68.5ºE.

Government

Sales to government customers generated revenue of $95 million in the second quarter of 2015, an $8 million, or 8 percent, decrease from the year-ago quarter. Overall, the decline reflects the effect of troop withdrawals, reduced U.S. government budget spend and consolidations of government customer requirements, resulting in fewer contract renewals or renewals with lower unit requirements. Revenue declines were heavily weighted to off-network services.

The current proportion of on-network services as a percentage of total government revenue is 59 percent, as compared to the second quarter of 2014, where the proportion was 56 percent.

Government Quarterly Revenue

Second Quarter Highlights and Business Trends:

•	The overall volume of renewals is in-line with our 2015 guidance. Renewals in the quarter included an extension of services we provide to the U.S. Navy under the Commercial Broadband Satellite Program. With the exception of this sizeable renewal, terms have generally returned to the standard period of one year.

•	Intelsat General received a full one-year renewal under a long-standing contract for a network that delivers radio and television programing to U.S. military forces serving around the world. Under the American Forces Radio and Television Service, Intelsat General provides a global distribution network that delivers multi-channel, broadcast-quality radio and television programs to military forces stationed outside the United States, as well as to military personnel aboard United States Navy ships at sea.

The sequential quarterly revenues of this business are expected to begin to stabilize in the second half of 2015; this near-term view is based upon the current tempo of our end-customers’ operations. Still, visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow.

Fleet and Operations Update

Station-kept transponders were relatively unchanged at 2,200 units at the end of the second quarter; utilization was at 75 percent. There were no significant fleet changes in the quarter.

Intelsat currently has eleven satellites in the concept, design and manufacturing stages.

At present, we expect to launch one satellite in August 2015, Intelsat 34, a satellite supporting media applications in South America and mobility services over the North Atlantic, assigned to an Arianespace launcher; and we expect this satellite to enter into service in late 2015. Intelsat 31, a second satellite to be used primarily by DIRECTV® Latin America, is currently expected to launch on a Proton launcher in the first quarter of 2016 and enter into service in the second quarter of 2016. The next generation Intelsat EpicNG program begins with the Intelsat 29e satellite, which is currently expected to launch on an Arianespace rocket in the first quarter of 2016 and expected to enter into service in mid-2016. Intelsat has no near-term launches scheduled with SpaceX.

Details related to our satellite programs in the concept, design and manufacturing stages are noted below and are subject to change. Please note that our disclosure now indicates the assigned launch provider for each satellite.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 34	IS-805,G-11	304.5°E	Arianespace Ariane 5	August 2015	4Q15	DTH, Media, Mobility
Intelsat 31	New	95°W	Proton	1Q16	2Q16	DTH
Intelsat 29e	IS-1R, IS-80S	310°E	Arianespace Ariane 5	1Q16	Mid-2016	Broadband & Mobility
Intelsat 33e	1S-904	60°E	Arianespace Ariane 5	2H16	1H17	Broadband Infrastructure
Intelsat 36	New	68.5°E	Arianespace Ariane 5	2H16	1H17	DTH/Medla
Intelsat 35e	1S-903	325.5°E	SpaceX Falcon 9	2017	2018	Broadband & Media
Intelsat 37e	9-series Replacement	TBD	Arianespace Ariane 5	2017	2018	Broadband Infrastructure
Traditional	9-series Replacement	TBD	Not Yet Assigned	2018	2019	Broadband & Media
Traditional	9-series Replacement	TBD	Not Yet Assigned	2018	2019	Broadband Infrastructure
EpicNG class	9-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband Infrastructure
EpicNG class	10-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband & Media

In addition to these planned satellites, Intelsat 32e and Intelsat 38 are custom payloads being built for us on third-party satellites and will not require capital expenditure. Intelsat 32e will be located at 43.1°W; the satellite is planned for launch in the first half of 2016. A launch date is not yet set for Intelsat 38, which will be located at 45°E.

Second Quarter Financial Performance

Quarterly Total Revenue and

Adjusted EBITDA

Revenue

Intelsat’s revenues are generated from the provision of On-Network services, or services delivered via our satellite or ground network, and Off-Network services, derived from sales of services sourced from other operators. Effective first quarter 2015, we expanded our definition of On-network services to include commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In addition, effective first quarter 2015, certain revenues were reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

A supplemental schedule of historical revenues was prepared for the periods 2013-2014 by quarter and full year that reflects the above classification changes. The supplemental schedule is published on Intelsat’s investor relations Web site here.

At $598 million, total company revenue declined $18 million, or 3 percent, as compared to the second quarter of 2014.

On-network services of $546 million decreased by $14 million, or 3 percent. Transponder services of $433 million declined by $7 million, or 2 percent, most of which was due to reduced volumes from non-renewals of point-to-point connectivity, consumer broadband services and the competitive environment. The decline in transponder services also reflects a decrease in revenue from capacity sold for government applications to customers primarily in the North America region. Managed services declined to $102 million, or 4 percent, largely due to lower sales of occasional use services to media customers and reduced capacity sold for government applications. Channel services declined by $3 million, to $12 million.

Off-network and other revenues of $52 million declined by $3 million, or 6 percent. Transponder, Mobile Satellite Services (“MSS”) and other off-network services decreased by a total of $5 million, largely due to a decline in sales of third-party off-network transponder services and MSS capacity, both of which are primarily related to government applications. The decline was partially offset by satellite-related services increasing by $2 million, primarily due to increased revenue from professional services.

Expenses

Direct costs of revenue, excluding depreciation and amortization, was $82 million in the second quarter of 2015, constituting a 6 percent decline as compared to the prior year quarter. The decrease was mainly comprised of a $3 million reduction in staff expenses and a $2 million decline in the cost of third-party capacity purchased related to lower sales of such services for government applications. The decrease was partially offset by an increase in other direct costs of revenue.

At $54 million, selling, general and administrative expenses in the second quarter increased by $9 million as compared to the prior year period, primarily due to increased bad debt expense. Bad debt expense was $6 million in the second quarter of 2015, related primarily to customer accounts in the Africa and Middle East region, as compared to a $1 million credit in the second quarter of 2014 as a result of the recovery of previously reserved balances. The increase also resulted from $4 million of development expenses related to our antenna innovation initiatives.

Interest expense, net, consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflects net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net, was $223 million in the second quarter of 2015, a decrease of $17 million, or 7 percent, as compared to the prior year period. The decline was primarily the result of debt reduction activities in 2014.

Other income, net was $0.3 million for the second quarter of 2015, as compared to $1.5 million for the prior year period.

Provision for income taxes was $7 million as compared to an expense from income taxes of $10 million for the second quarter of 2014. The decline was principally due to lower income in our U.S. subsidiaries in the second quarter of 2015.

Adjusted EBITDA

Adjusted EBITDA for the period was $473 million, or 79 percent of revenue, as compared to $490 million, or 80 percent of revenue, in the second quarter of 2014. Our performance on this metric primarily reflects reduced revenue and increased operating expenses related to higher bad debt.

Earnings

Net income attributable to Intelsat S.A. was $60 million, or $0.47 per diluted common share, for the second quarter. Adjusted net income attributable to Intelsat S.A.[1] was $86 million for the second quarter of 2015, compared to $91 million for the same period in 2014. Adjusted diluted net income per common share[1] was $0.70 for the second quarter of 2015, compared to $0.76 for the same period in 2014.

Quarterly Adjusted Net Income per Diluted Common Share

Cash Flows

During the second quarter of 2015, net cash provided by operating activities was $78 million. This included $22 million in customer prepayments received in the second quarter. Cash interest paid in the second quarter was $374 million, with relatively higher interest payments due in the second and fourth quarters of the year as compared to the first and third quarters; $21 million of interest was capitalized during the second quarter.

Capital expenditures were $213 million, resulting in free cash flow used in operations of $135 million for the second quarter of 2015.

Our ending cash balance at June 30, 2015, was $114 million. The cash balance reflected $25 million of borrowings outstanding under our revolving credit facility that were repaid in July 2015.

2015 Outlook

Intelsat reaffirmed its 2015 revenue and Adjusted EBITDA financial outlook as reconfirmed in April 2015, and updated Capital Expenditure Guidance as noted below

We continue to expect full year 2015 revenue of $2.330 billion to $2.380 billion and Adjusted EBITDA of $1.81 billion to $1.86 billion.

Capital Expenditure Guidance was updated to reflect revised timing of certain milestones which results in a shift of capital expenditures from late 2015 to early 2016:

Guidance	FY 2015	FY 2016	FY 2017
Capital Expenditures	$675M - $750M	$725M - $800M	$725M - $825M
Customer Prepayments	$125M - $150M	$0M - $25M	$0M

Our capital expenditure guidance includes capitalized interest. Customer prepayments guidance reflects only amounts contracted for at the quarter end. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 7.5 percent as a result of the satellites entering service between January 1, 2015 and December 31, 2017, with the growth weighted to later in the period. This aligns to the launches of the Intelsat EpicNG high throughput satellites, the first two of which enter service in mid-2016 and 2017.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (or AEBITDA), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Safe Harbor Statement

Statements in this quarterly commentary and certain oral statements made from time to time by our representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2015; our capital expenditure and customer prepayment guidance for 2015 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities that we believe represent larger and more sustainable markets for our services.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406